SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On January 22, 2014, DHT Holdings, Inc. (the “Company”) issued a press release related to its results for the fourth quarter of 2013 and its declaration of a quarterly dividend.  The press release also announced that the Company reached an agreement to acquire two very large crude carriers built in 2006 and 2007 for a total of $99.0 million.

Attached hereto as Exhibit 99.1 is the press release dated January 22, 2014, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: January 23, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer